

Mail Stop 3561

October 29, 2015

Raymond D'Aponte
Chief Financial Officer
Planet Payment, Inc.
670 Long Beach Boulevard
Long Beach, New York 11561

> **Re:** **Planet Payment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 11, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 4, 2015**
> **File No. 1-35699**

Dear Mr. D'Aponte:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 1. Business

Anti-money laundering laws, page 21

1. In your May 23, 2012 letter to us you described contacts with Syria. You disclose in the 10-K that due to the complexity of the payments systems in which its customers participate, such as MasterCard and Visa, it is possible that your computer systems may be used in the processing of transactions involving countries or parties subject to OFAC-administered sanctions. You also disclose that you interconnect with American Express. In publicly available correspondence with the staff last year, Visa and American Express described contacts with Syria and Sudan. Syria and Sudan are designated by the State

Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your May 23, 2012 letter to us, whether through subsidiaries, affiliates, or other direct or indirect arrangements. You should describe any payment processing services, other services or technology you have provided relating to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and estimates, page 58

2. In future filings please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied. For example, if reasonably likely changes in assumptions would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. In your response, please show us what your revised disclosure would look like.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 80

3. Please tell us what consideration you gave to separately reporting restricted cash held on behalf of automated clearing houses from restricted cash held by processing partners and security deposits held on behalf of directly acquired merchants from other security deposits and other assets on the face of the balance sheet or in the notes to financial statements to facilitate an understanding of cash flows presented in the statement of cash flows.

Notes to Consolidated Financial Statements

17. Segment Information, page 115

4. Please explain to us why you exclude the expenses of running your platform infrastructure from segment gross profit measure. In addition, please revise to reconcile

the total of the reportable segments' gross profit to consolidated gross profit and income before income taxes as required by ASC 280-10-50-30b.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Exhibit 31.1 and 31.2

5. We note your Form 10-K for fiscal year ended December 31, 2014 contains management's internal control report as required by Item 308(a) of Regulation S-K. As such, the certifications should include the introductory language in paragraph 4 and paragraph 4(b) that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting in order to conform exactly to the certification requirements outlined in Item 601(b)(31)(i) of Regulation S-K. Please file an amendment to include currently dated and signed certifications that include the language required by Item 601(b)(31)(i) of Regulation S-K. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that this comment also applies to Form 10-Q for the quarter ended March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products